FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 18, 2016

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-189150) OF LLOYDS BANKING GROUP PLC AND THE PROSPECTUSES INCORPORATED THEREIN.

Lloyds Banking Group plc has executed the agreement as of March 17, 2016 attached hereto as Exhibit 1.1, hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement dated March 17, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Date:	March 18, 2016	By:	/s/ Matthew Harrison
			Name:	Matthew Harrison
			Title:	Manager, Capital Issuance